Part III: Manner of Operations

Item 19: <u>Fees</u>

A

Transaction fees for orders directed to the ATS from Liquidity Partners is 3 cents per 100 shares for close orders, ~~5 cents per 100 shares for Near Peg order type,~~ all other order types are priced at 10 cents per 100 shares. Transaction fees for orders directed to the ATS from Subscribers who are not Liquidity Partners range from 0 to 10 cents per 100 shares. Variables that may impact Subscriber fees include quantitative and qualitative factors such as expected and historical volume of trading, trading style (e.g. aggressive vs. passive orders; IOC vs. Day orders) and the overall business relationship of the Subscriber with the BDO and/or its Affiliates. Factors relating to the overall business relationship of the Subscriber with the BDO and/or its Affiliates that may impact fees include, but are not limited to, the number of strategy customizations and the anticipated level of support services required in addition to ATS services.